Exhibit 99.1

FOR IMMEDIATE RELEASE

Cimatron Reports Record Second Quarter Revenues of
$11.0 million in Q2 2013

•   $1.6M non-GAAP operating profit in Q2/13

Givat Shmuel, Israel, – August 13th, 2013 – Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM software solutions for the toolmaking and manufacturing industries, today announced financial results for the second quarter and first six months of 2013.

Highlights of Cimatron’s results for the second quarter of 2013 include the following:

•	Record second quarter revenues of $11.0M
•	89% gross margin and 14% operating margin on a non-GAAP basis
•	$0.13 non-GAAP EPS
•	$3.4M increase in net cash, to $7.1M

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, noted, “We are pleased to report yet another record second quarter in terms of revenues, with solid operating profit of $1.6 million and a strong increase in net cash.”

“A new cooperation agreement with Moldex3D was recently signed, to provide new simulation tools for assessing the efficiency of mold cooling systems. This technology will be part of a new add-on offering planned to be delivered on the next version of CimatronE. While the prime target users for these new tools are mold makers using 3D-printed conformal cooling systems, it is also applicable to traditional cooling channels, significantly expanding the CimatronE target market in the near and medium term.”

“In addition, we continue to invest more in sales and marketing, as well as in R&D. This explains a large portion of the increase in operating expenses in this quarter compared to the second quarter of 2012. We believe such investments are well warranted and will contribute to enhancing sales in the coming quarters and years.” concluded Mr. Haran.

The following provides details on Cimatron’s GAAP and non-GAAP results for the second quarter and first six months of 2013:

GAAP:

Revenues for the second quarter of 2013 were $11.0 million, compared to $10.6 million recorded in the second quarter of 2012. For the first six months of 2013, revenues were $21.2 million, compared to $20.5 million in the same period of 2012.

Gross Profit for the second quarter of 2013 was $9.6 million, as compared to $9.7 million in the same period in 2012. Gross margin in the second quarter of 2013 was 87% of revenues, compared to 91% in the second quarter of 2012. For the first six months of 2013, gross profit was $18.5 million, compared to $18.1 million in the same period of 2012. Gross margin for the six months ended June 30, 2013 was 87% of revenues, compared to a gross margin of 89% of revenues for the first six months of 2012.

Operating profit in the second quarter of 2013 was $1.4 million, as compared to $1.8 million in the same period in 2012. In the first six months of 2013, Cimatron recorded an operating profit of $2.2 million, compared to an operating profit of $2.7 million in the first six months of 2012.

The higher gross and operating margins in the second quarter and first six months of 2012 as compared to the parallel periods of 2013 reflect the agreement with the Office of Chief Scientist in the Israeli Ministry of Industry, Trade and Labor (OCS), that was announced last year. As a result of that agreement, the Company recorded additional one-time income of approximately $0.4M in the second quarter of 2012, reflected as a lower cost of revenue in the GAAP Statements of Income for the second quarter and first six months of 2012. Such income was excluded from the non-GAAP results for the second quarter and first six months of 2012, in order to ensure that comparisons to comparable periods of other years better reflect our ongoing operations.

In addition to increased investment in R&D and sales and marketing, foreign currency exchange rates also accounted for the increase in operating expenses in the second quarter of 2013 compared to the second quarter of 2012.

Net Profit for the second quarter of 2013 was $1.0 million, or $0.11 per diluted share, compared to a net profit of $1.0 million, or $0.11 per diluted share, recorded in the same quarter of 2012.  In the first six months of 2013, net profit was $1.6 million, or $0.17 per diluted share, compared to a net profit of $1.8 million, or $0.20 per diluted share, in the first six months of 2012.

Non-GAAP:

Revenues for the second quarter of 2013 were $11.0 million, compared to $10.6 million recorded in the second quarter of 2012. For the first six months of 2013, revenues were $21.2 million, compared to $20.5 million in the same period of 2012.

Gross Profit for the second quarter of 2013 was $9.8 million, as compared to $9.4 million in the same period in 2012. Gross margin in the second quarter of 2013 was 89% of revenues, the same as in the second quarter of 2012. In the first six months of 2013, gross profit was $18.8 million, compared to $18.0 million in the first six months of 2012. Gross margin for the six months ended June 30, 2013 was 89% of revenues, compared to a gross margin of 88% of revenues for the first six months of 2012.

Operating Profit in the second quarter of 2013 was $1.6 million, as compared to $1.7 million in the same period in 2012. In the first six months of 2013, Cimatron recorded an operating profit of $2.6 million, compared to an operating profit of $2.8 million in the first six months of 2012.

In addition to increased investment in R&D and sales and marketing, foreign currency exchange rates also accounted for the increase in operating expenses in the second quarter of 2013 compared to the second quarter of 2012.

Net profit for the second quarter of 2013 was $1.2 million, or $0.13 per diluted share, compared to a net profit of $1.0 million, or $0.11 per diluted share, recorded in the same quarter of 2012. In the first six months of 2013, net profit was $1.9 million, or $0.20 per diluted share, compared to a net profit of $2.0 million, or $0.22 per diluted share, in the first six months of 2012.

Conference Call

Cimatron's management will host a conference call today, August 13, 2013, at 9:00 EDT, 16:00 Israel time. On the call, management will review and discuss the results, and will answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

USA: +1-888-407-2553
International: +972-3-9180610
Israel: 03-9180610

For those unable to listen to the live call, a replay of the call will be available beginning on the day after the call at the investor relations section of Cimatron's website, at: www.cimatron.com

Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income included herein. Non-GAAP financial measures consist of GAAP financial measures adjusted to include recognition of deferred revenues of acquired companies and to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination and other accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non-GAAP measures help investors to understand our current and future operating performance, especially as our two most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP results. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Cimatron

With 30 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with software solutions for mold design, die design, electrode design, 2.5 to 5 Axis milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron's shares are publicly traded on the NASDAQ under the symbol CIMT. For more information, please visit Cimatron’s web site at: http://www.cimatron.com

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to Cimatron’s plans, objectives and expected financial and operating results. The words "may," "could," "would," “will,” "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond Cimatron’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycles, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties related to Cimatron’s business, refer to Cimatron’s filings with the Securities and Exchange Commission. Cimatron cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Company Contact:	Investor Relations contact
Ilan Erez, Chief Financial Officer	Ehud Helft/Kenny Green
Cimatron Ltd.	CCG Investor Relations
Tel.; 972-73-237-0114	Tel: (US) 1 646 201 9246
Email: ilane@cimatron.com	Email: Cimatron@ccgisrael.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012

Total revenue	11,039	10,608	21,197	20,494

Total cost of revenue	1,391	934	2,717	2,352

Gross profit	9,648	9,674	18,480	18,142

Research and development expenses	1,758	1,629	3,486	3,322

Selling, general and administrative expenses	6,477	6,215	12,803	12,101
Operating income	1,413	1,830	2,191	2,719

Financial expenses, net	(40)	(205)	(24)	(92)

Taxes on income	(377)	(626)	(569)	(800)

Other	3	(4)	5	11

Net income	999	995	1,603	1,838

Less: Net (income) loss attributable to the noncontrolling interest	3	3	3	(9)

Net income attributable to Cimatron's shareholders	$1,002	$998	$1,606	$1,829
Net income per share - basic and diluted	$0.11	$0.11	$0.17	$0.20

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,362	9,309	9,355	9,305

Diluted EPS (in thousands)	9,362	9,329	9,360	9,323

CIMATRON LIMITED
RECONCILIATION BETWEEN GAAP AND NON-GAAP INFORMATION
(US Dollars in thousands, except for per share data)

	Three months ended						Six months ended
	June 30,						June 30,
	2013			2012			2013			2012
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Total revenue	11,039	-	11,039	10,608	-	10,608	21,197	-	21,197	20,494	-	20,494

Total cost of revenue	1,391		1,244	934		1,206	2,717		2,423	2,352		2,477
Non-cash amortization of acquired intangible assets		(147)			(147)			(294)			(294)
One-time income from OCS agreement					419						419

Gross profit	9,648	147	9,795	9,674	(272)	9,402	18,480	294	18,774	18,142	(125)	18,017

Research and development expenses	1,758	-	1,758	1,629	-	1,629	3,486	-	3,486	3,322	-	3,322

Selling, general and administrative expenses (1)	6,477	(32)	6,445	6,215	(98)	6,117	12,803	(85)	12,718	12,101	(197)	11,904
Operating income	1,413	179	1,592	1,830	(174)	1,656	2,191	379	2,570	2,719	72	2,791

Financial expenses, net	(40)	-	(40)	(205)	-	(205)	(24)	-	(24)	(92)	-	(92)

Taxes on income (2)	(377)	-	(377)	(626)	209	(417)	(569)	(91)	(660)	(800)	118	(682)

Other	3	-	3	(4)	-	(4)	5	-	5	11	-	11

Net income	999	179	1,178	995	35	1,030	1,603	288	1,891	1,838	190	2,028

Less: Net (income) loss attributable to the noncontrolling interest	3	-	3	3	-	3	3	-	3	(9)	-	(9)

Net income attributable to Cimatron's shareholders	$1,002	$179	$1,181	$998	$35	$1,033	$1,606	$288	$1,894	$1,829	$190	$2,019
Net income per share - basic and diluted	$0.11		$0.13	$0.11		$0.11	$0.17		$0.20	$0.20		$0.22

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,362		9,362	9,309		9,309	9,355		9,355	9,305		9,305

Diluted EPS (in thousands)	9,362		9,362	9,329		9,329	9,360		9,360	9,323		9,323

(1) Non-GAAP adjustment to exclude non-cash amortization of acquired intangible assets.
(2) Non-GAAP adjustment to exclude the effect of deferred taxes and other tax provisions.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	June 30,	December 31,
	2013	2012

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-term investments	$9,577	$11,903
Trade receivables	5,705	6,049
Other current assets	2,339	1,788
Total current assets	17,621	19,740

Deposits with insurance companies and severance pay fund	3,418	3,296
Net property and equipment	912	875

Net other assets	10,085	10,499

Total assets	$32,036	$34,410

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$2,500	$1
Trade payables	1,265	1,169
Accrued expenses and other liabilities	5,272	7,204
Deferred revenues	6,012	2,843
Total current liabilities	15,049	11,217

LONG-TERM LIABILITIES:
Accrued severance pay	4,677	4,453
Deferred tax liability	185	275
Total long-term liabilities	4,862	4,728
Total shareholders’ equity	12,125	18,465
Total liabilities and shareholders’ equity	$32,036	$34,410

CIMATRON LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US Dollars in thousands)

	Noncontrolling Interest	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury stock	Comprehensive income (loss)	Total shareholders’ equity
Balance at December 31, 2012	$28	$313	$18,906	$(6)	$(24)	$(752)		$18,465
Changes during the six months ended June 30, 2013:
Net income	(3)				1,606		1,603	1,603
Cash distribution to shareholders			(7,916)					(7,916)
Exercise of share options			47					47
Unrealized gain on derivative instruments				(1)			(1)	(1)
Other				(46)			(46)	(46)
Foreign currency translation adjustment				(27)			(27)	(27)
Total comprehensive income							1,529
Balance at June 30, 2013	$25	$313	$11,037	$(80)	$1,582	$(752)		$12,125

CIMATRON LIMITED CIMATRON LIMITED
STATEMENTS OF CASH FLOWS
(US Dollars in thousands)

	Six months ended
	June 30,
	2013	2012

Cash flows from operating activities:
Net income	$1,603	$1,838

Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	557	686
Increase (decrease) in accrued severance pay	232	(476)
Loss on disposal of businesses – discontinued operations	-	(2)
Deferred taxes, net	(90)	(180)

Changes in assets and liabilities:
Decrease (increase) in accounts receivable and prepaid expenses	(258)	528
Increase in inventory	(8)	(1)
Decrease (increase) in deposits with insurance companies and severance pay fund	(122)	5
Increase in trade payables, accrued expenses and other liabilities	1,264	2,329
Net cash provided by operating activities	3,178	4,727

Cash flows from investing activities:
Proceeds from sale of property and equipment	9	1
Purchase of property and equipment	(83)	(126)
Net cash used in investing activities	(74)	(125)

Cash flows from financing activities:
Short-term bank credit	2,499	(58)
Long-term bank credit	-	(7)
Cash distribution to shareholders	(7,916)	(1,611)
Proceeds from issuance of shares upon exercise of options	47	40
Net cash used in financing activities	(5,370)	(1,636)

Net increase (decrease) in cash and cash equivalents	(2,266)	2,966
Effect of exchange rate changes on cash	(60)	(68)
Cash and cash equivalents at beginning of period	11,903	11,787
Cash and cash equivalents at end of period	$9,577	$14,685

Appendix A - Non-cash transactions
Purchase of property on credit	$122	$89